Exhibit 99.1

PRESS RELEASE
Aspen Reports $48.4 million Net Income, $130.0 million Operating Income and a Combined Ratio of 88.2% for the Six Months Ended June 30, 2022
Hamilton, Bermuda, September 7, 2022 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) reported results today for the six months ended June 30, 2022.

Mark Cloutier, Group Executive Chairman and Chief Executive Officer, commented: “This is a strong set of results for Aspen with the business reporting both double digit top line growth and very healthy underwriting performance. Our year over year trends continue to show the impact of the work we have done to reshape our business and improve performance, resulting in a 6.5 percentage points improvement in our combined operating ratio to 88.2% from 94.7%. Operating income increased to $130.0 million from $66.7 million for the same period last year, representing an annualized operating return on average equity of 13.8%.

“We entered the year with a well-positioned and diversified portfolio that enabled us to capitalize on positive trading conditions to grow GWP by 16.5% to $2,351.3 million. This growth came from across both the insurance and reinsurance segments and through a combination of rate increases and new business, with an average rate change across our entire portfolio of 10.9%.

“Aspen Capital Partners, our capital markets franchise, is the third important pillar of our business, and we were pleased to report total fee income of $47.0 million for the six months ended June 30, 2022, an increase of $16.5 million over the prior year. Our capital markets franchise has continued to grow and now represents approximately $1 billion of AUM. Our ability to grow and diversify the capital we manage, notwithstanding a challenging environment, supports our core proposition that capital markets investors are key partners in Aspen’s future growth and innovation efforts.

“The Russia Ukraine conflict continues to inflict tragic, humanitarian consequences and costs. We at Aspen are doing our part to support humanitarian relief efforts during the first half of this year and on an ongoing basis. Aspen does not write primary aviation risks and, our specialty insurance exposure to the events is not significant. Although we do have specialty reinsurance exposure, we have had minimal loss notifications to date and have made provision in our first half results based upon analysis of those exposures. We continue to closely monitor the potential impact to our business.

“Similar to the wider market, Aspen has seen the impact of rising interest rates result in unrealized losses in our investment portfolio. We would expect the unrealized losses to unwind as securities reach maturity, while also seeing the benefit of higher interest rates starting to impact investment income.

“The trends we see in many of the key ratios and performance indicators we track give us confidence that Aspen is in a strong position to continue to benefit from attractive trading conditions we see across our markets, while at the same time continue to manage down volatility.”

Key financial highlights

Significantly improved financial performance driven by underwriting performance
•Gross written premiums of $2,351.3 million in the six months ended June 30, 2022, an increase of 16.5% compared to $2,018.5 million in the six months ended June 30, 2021, primarily due to rate improvement and growth in financial and professional insurance lines, casualty and liability insurance lines and casualty reinsurance lines.

•Net written premiums increased by 21.8% to $1,506.1 million in the six months ended June 30, 2022, compared with $1,236.1 million in the six months ended June 30, 2021. The retention ratio in the six months ended June 30, 2022, was 64.1% compared with 61.2% in the six months ended June 30, 2021.

~~•~~Underwriting income of $156.5 million in the six months ended June 30, 2022 up from $59.4 million in the six months ended June 30, 2021, resulting in a combined ratio of 88.2% for the six months ended June 30, 2022, compared to 94.7% in the six months ended June 30, 2021. Included in our underwriting results were catastrophe losses of $92.9 million, or 7.0 percentage points, in the six months ended June 30, 2022, compared to $84.5 million, or 7.5 percentage points, in the six months ended June 30, 2021.

•Catastrophe losses of $92.9 million for the six months ended June 30, 2022, included losses associated with floods in Australia and South Africa, the Russian/Ukraine war, Storm Eunice and other weather-related events. Catastrophe losses of $84.5 million for the six months ended June 30, 2021, included losses associated with Texas winter storms and other weather-related events.

•Net favorable development on prior year loss reserves of $7.3 million decreased the loss ratio by 0.6 percentage points in the six months ended June 30, 2022, compared with net unfavorable development of $(7.3) million which increased the loss ratio by 0.6 percentage points in the six months ended June 30, 2021.

•Investment income of $88.7 million in the six months ended June 30, 2022, compared to $68.7 million in the six months ended June 30, 2021.

•Net realized and unrealized investment losses of $126.4 million in the six months ended June 30, 2022, which includes unrealized losses of $81.5 million. This compares to $3.0 million net realized and unrealized investment gains in the six months ended June 30, 2021, which includes net unrealized gains of $16.1 million.

•Our capital markets business contributed total fee income of $47.0 million in the six months ended June 30, 2022, up from $30.5 million in the six months ended June 30, 2021. Income from Aspen Capital Markets’ activities is primarily allocated to the line of business being ceded and serves to reduce acquisition expenses for that business. Total capital grew to $999.2 million as at June 30, 2022, compared with $917.7 million at December 31, 2021. Our continued ability to grow the capital we manage underpins our view that capital markets business and investors are key partners in Aspen’s further growth and innovation efforts.

•Net income of $48.4 million and an operating income of $130.0 million in the six months ended June 30, 2022, compared to a net income of $87.4 million and an operating income of $66.7 million in the six months ended June 30, 2021.

•Annualized operating return on average equity of 13.8% in the six months ended June 30, 2022, compared to 6.2% in the six months ended June 30, 2021.

Non-GAAP financial measures are used throughout this release. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release.
Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Segment highlights for six months ended June 30, 2022

•Insurance

◦Gross written premiums of $1,305.7 million in the six months ended June 30, 2022, an increase of 16.4% compared to $1,122.2 million in the six months ended June 30, 2021, primarily due to organic growth, new business and rate improvement in financial and professional lines.
◦Net written premiums of $722.4 million, in the six months ended June 30, 2022, an increase of 16.8% compared with $618.5 million in the six months ended June 30, 2021, primarily due to growth in gross written premiums. The retention ratio in the six months ended June 30, 2022, was 55.3% compared with 55.1% in the six months ended June 30, 2021.
◦Loss ratio of 54.9% in the six months ended June 30, 2022 compared with 66.0% in the six months ended June 30, 2021. The loss ratio included catastrophe losses of $19.7 million, or 2.7 percentage points, net of reinsurance recoveries, in the six months ended June 30, 2022, compared with $25.9 million, or 4.1 percentage points, net of reinsurance recoveries, in the six months ended June 30, 2021.
◦Prior year net favorable reserve development of $16.1 million in the six months ended June 30, 2022, with a decrease in loss ratio by 2.2 percentage points. Prior year net unfavorable development of $(37.5) million in the six months ended June 30, 2021, increased the loss ratio by 6.0 percentage points. Net favorable reserve development in the insurance segment of $16.1 million was mainly due to favorable claims experience within our first party and specialty lines together with net favorable impact of the loss portfolio transfer (“LPT”), partially offset by deterioration within casualty and financial and professional lines.

~~•~~Reinsurance
◦Gross written premiums of $1,045.6 million, in the six months ended June 30, 2022, an increase of 16.7% compared to $896.3 million in the six months ended June 30, 2021, primarily due to rate improvement and organic growth within our casualty and specialty reinsurance lines.
◦Net written premiums of $783.7 million, in the six months ended June 30, 2022, an increase of 26.9% compared with $617.6 million in the six months ended June 30, 2021. The retention ratio in the six months ended June 30, 2022, was 75.0% compared with 68.9% in the six months ended June 30, 2021.
◦Loss ratio of 61.4% in the six months ended June 30, 2022, compared with 59.6% in the six months ended June 30, 2021. The loss ratio included catastrophe losses of $73.3 million, or 12.2 percentage points, net of reinsurance recoveries, in the six months ended June 30, 2022, compared with $58.6 million, or 11.7 percentage points, net of reinsurance recoveries, in the six months ended June 30, 2021.
◦Prior year net unfavorable reserve development of $(8.8) million in the six months ended June 30, 2022, with an increase in loss ratio by (1.5) percentage points. Prior year net favorable reserve development of $30.2 million in the six months ended June 30, 2021, reduced the loss ratio by 6.0 percentage points. Reserve strengthening in the reinsurance segment totaling $(8.8) million, arose primarily from unfavorable experience within property catastrophe reinsurance together with a net unfavorable impact of the loss portfolio transfer (“LPT”), partially offset by favourable reserve development on casualty reinsurance and other property reinsurance lines.

Investment performance

•Investment income of $88.7 million for the six months ended June 30, 2022, compared with $68.7 million for the six months ended June 30, 2021.

•Net realized and unrealized investment losses of $126.4 million in the six months ended June 30, 2022, which includes unrealized losses of $81.5 million. This compares to $3.0 million net realized and unrealized investment gains in the six months ended June 30, 2021, which includes net unrealized gains of $16.1 million.

•Net realized and unrealized investment losses reported in the statement of income of $126.4 million for the six months ended June 30, 2022, compared to net realized and unrealized investment gains of $3.0 million for the six months ended June 30, 2021. In addition, $335.8 million of unrealized investment losses before tax were recognized through other comprehensive income in the six months ended June 30, 2022, compared to $74.0 million in the six months ended June 30, 2021.

•The total return on Aspen’s managed investment portfolio was (4.5)% for the six months ended June 30, 2022, compared to 0.1% in the six months ended June 30, 2021, and reflects net investment income and net realized and unrealized gains and losses mainly in the fixed income portfolio.

•Aspen’s investment portfolio as at June 30, 2022, consisted primarily of high quality fixed income securities with an average credit quality of “AA-”. The average duration of the fixed income portfolio was 3.06 years as at June 30, 2022.
•Book yield on the fixed income portfolio as at June 30, 2022, was 2.4% compared with 2.1% as at December 31, 2021.

Shareholders’ equity

•Total shareholders’ equity was $2,469.0 million as at June 30, 2022, a decrease of $425.9 million, compared with $2,894.9 million as at June 30, 2021, and a decrease of $305.8 million, compared with $2,774.8 million as at December 31, 2021.

Earnings materials
The earnings press release for the six months ended June 30, 2022 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Marc MacGillivray, Chief Accounting Officer, Aspen
Marc.MacGillivray@Aspen.co
+44 20 7184 8455

Aspen Insurance Holdings Limited
Summary consolidated balance sheet (unaudited)
$ in millions

	As at June 30, 2022	As at December 31, 2021

ASSETS
Total investments	$6,149.1	$6,516.9
Cash and cash equivalents	1,264.9	1,314.1
Reinsurance recoverables (1)	5,823.3	3,894.2
Premiums receivable	1,579.8	1,304.6
Other assets	844.4	814.3
Total assets	$15,661.5	$13,844.1

LIABILITIES
Losses and loss adjustment expenses	$7,511.8	$7,611.8
Unearned premiums	2,493.5	2,112.3
Other payables (1)	2,887.3	1,045.3
Long-term debt	299.9	299.9
Total liabilities	$13,192.5	$11,069.3

SHAREHOLDERS’ EQUITY
Total shareholders’ equity (2)	2,469.0	2,774.8
Total liabilities and shareholders’ equity	$15,661.5	$13,844.1

(1) Reinsurance recoverables and reinsurance premiums, included in other payables, have increased by $2.4 billion and $1.9 billion due to the ceded reserves recoverable and reinsurance premiums payables on the LPT.
(2) Additional paid-in capital, included in total shareholders’ equity, includes $775 million less issue costs of $21.5 million of share premium in relation to preference shares as at both current and comparative periods shown above.

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Six Months Ended June 30,
	2022	2021
UNDERWRITING REVENUES
Gross written premiums	$2,351.3	$2,018.5
Premiums ceded	(845.2)	(782.4)
Net written premiums	1,506.1	1,236.1
Change in unearned premiums	(178.9)	(104.7)
Net earned premiums	1,327.2	1,131.4
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	767.7	715.0
Amortization of deferred policy acquisition costs	216.5	216.2
General and administrative expenses (1)	186.5	140.8
Total underwriting expenses (1)	1,170.7	1,072.0

Underwriting income	156.5	59.4

Net investment income	88.7	68.7
Interest expense	(9.1)	(7.1)
Corporate expenses (1)	(37.5)	(26.1)
Other (expense)/income	(5.8)	7.6
Total other revenue	36.3	43.1

Non-operating expenses (2)	(3.6)	(10.4)
Net realized and unrealized foreign exchange (losses)/gains (3)	(9.7)	7.5
Net realized and unrealized investment (losses)/gains (4)	(126.4)	3.0
INCOME BEFORE TAX	53.1	102.6
Income tax expense	(4.7)	(15.2)
NET INCOME	48.4	87.4
Dividends paid on preference shares	(22.2)	(22.2)
Net income attributable to ordinary shareholders	$26.2	$65.2

Loss ratio	57.8%	63.2%
Policy acquisition expense ratio	16.3%	19.1%
General, administrative expense ratio (1)	14.1%	12.4%
Expense ratio (1)	30.4%	31.5%
Combined ratio (1)	88.2%	94.7%

(1) Underwriting result and expense ratio excludes corporate expenses. Prior year information has been re-presented to reflect this change in definition.
(2) Non-operating expenses in the six months ended June 30, 2022 includes expenses in relation to amortization of intangible assets and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts. Effective January 1, 2022, management reassessed its functional currency determination as required by ASC 830, Foreign Currency Matters, as a result of significant changes in the groups economic facts and circumstances, and concluded that the functional currency of certain of its foreign operations had changed. Consequently, Aspen has concluded that USD is now the functional currency for all its branches and overseas entities. The change in the Company’s functional currency determination has been applied on a prospective basis in accordance with ASC 830. Therefore, any translation gains and losses that were previously recorded in accumulated other comprehensive income through December 31, 2021 remain unchanged through December 31, 2021.
(4) Net realized and unrealized investment losses of $126.4 million in the six months ended June 30, 2022, which includes unrealized losses of $81.5 million on our trading portfolio, compared to $3.0 million net realized and unrealized investment gains in the six months ended June 30, 2021, which includes unrealized gains of $16.1 million on our trading portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2022
	Reinsurance	Insurance	Total

Gross written premiums	$1,045.6	$1,305.7	$2,351.3
Net written premiums	783.7	722.4	1,506.1
Gross earned premiums	776.9	1,171.5	1,948.4
Net earned premiums	600.8	726.4	1,327.2
Losses and loss adjustment expenses	369.0	398.7	767.7
Amortization of deferred policy acquisition expenses	124.1	92.4	216.5
General and administrative expenses	69.7	116.8	186.5
Underwriting income	$38.0	$118.5	$156.5

Net investment income			88.7
Net realized and unrealized investment (loss)			(126.4)
Corporate expenses			(37.5)
Non-operating expenses (1)			(3.6)
Other expense			(5.8)
Interest expense (2)			(9.1)
Net realized and unrealized foreign exchange gains (3)			(9.7)
Income before tax			$53.1
Income tax expense			(4.7)
Net income			$48.4
Ratios
Loss ratio	61.4%	54.9%	57.8%
Policy acquisition expense ratio	20.7%	12.7%	16.3%
General and administrative expense ratio (4)	11.6%	16.1%	14.1%
Expense ratio (4)	32.3%	28.8%	30.4%
Combined ratio (4)	93.7%	83.7%	88.2%

(1) Non-operating expenses in the six months ended June 30, 2022 includes expenses in relation to amortization of intangible asset and other non-recurring costs.
(2) Interest expense includes interest on deferred premium payments for the LPT contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts. Effective January 1, 2022, management reassessed its functional currency determination as required by ASC 830, Foreign Currency Matters, as a result of significant changes in the groups economic facts and circumstances, and concluded that the functional currency of certain of its foreign operations had changed. Consequently, Aspen has concluded that USD is now the functional currency for all its branches and overseas entities. The change in the Company’s functional currency determination has been applied on a prospective basis in accordance with ASC 830. Therefore, any translation gains and losses that were previously recorded in accumulated other comprehensive income through December 31, 2021 remain unchanged through December 31, 2021.
(4) Underwriting result and expense ratio excludes corporate expenses. Prior year information has been re-presented to reflect this change in definition.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2021
	Reinsurance	Insurance	Total

Gross written premiums	$896.3	$1,122.2	$2,018.5
Net written premiums	617.6	618.5	1,236.1
Gross earned premiums	662.0	1,037.6	1,699.6
Net earned premiums	501.6	629.8	1,131.4
Losses and loss adjustment expenses	299.2	415.8	715.0
Amortization of deferred policy acquisition expenses	110.0	106.2	216.2
General and administrative expenses	49.1	91.7	140.8
Underwriting income	$43.3	$16.1	$59.4

Net investment income			68.7
Net realized and unrealized investment gains			3.0
Corporate expenses			(26.1)
Non-operating expenses (1)			(10.4)
Other income			7.6
Interest expense (2)			(7.1)
Net realized and unrealized foreign exchange gains (3)			7.5
Income before tax			$102.6
Income tax expense			(15.2)
Net income			$87.4
Ratios
Loss ratio	59.6%	66.0%	63.2%
Policy acquisition expense ratio	21.9%	16.9%	19.1%
General and administrative expense ratio (4)	9.8%	14.6%	12.4%
Expense ratio (4)	31.7%	31.5%	31.5%
Combined ratio (4)	91.3%	97.5%	94.7%

(1) Non-operating expenses includes expenses in relation to severance, retention awards, amortization of intangible assets and other non-recurring costs.
(2) Interest expense includes interest on deferred premium payments for the ADC contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts. Effective January 1, 2022, management reassessed its functional currency determination as required by ASC 830, Foreign Currency Matters, as a result of significant changes in the groups economic facts and circumstances, and concluded that the functional currency of certain of its foreign operations had changed. Consequently, Aspen has concluded that USD is now the functional currency for all its branches and overseas entities. The change in the Company’s functional currency determination has been applied on a prospective basis in accordance with ASC 830. Therefore, any translation gains and losses that were previously recorded in accumulated other comprehensive income through December 31, 2021 remain unchanged through December 31, 2021.
(4) Underwriting result and expense ratio excludes corporate expenses. Prior year information has been re-presented to reflect this change in definition.

About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2021, Aspen reported $13.8 billion in total assets, $7.6 billion in gross reserves, $2.8 billion in total shareholders’ equity and $3.9 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.

For more information about Aspen, please visit www.aspen.co.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: the actual development of losses and expenses impacting estimates for the ongoing COVID-19 pandemic; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) related to the ongoing COVID-19 pandemic may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to affect the affairs of Aspen; the impact on our operating results and financial condition from our entry into a loss portfolio transfer arrangement reinsuring losses incurred with dates of loss on or prior to December 31, 2019 and the management and interpretation thereof and of any other forms of retrocessional coverage of legacy business; the actual development of losses and expenses impacting estimates for catastrophe events and other weather-related losses; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on inflation costs which could differ materially from actual experience; the United Kingdom’s withdrawal from the European Union; a decline in our operating subsidiaries’ ratings or outlook with S&P or A.M. Best; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products; cyclical changes in the insurance and reinsurance industry; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations; our capital models may provide materially different indications than actual results; increased competition from existing insurers and (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; the recent consolidation in the insurance and reinsurance industry; loss of one or more of our senior underwriters or key personnel; our ability to exercise capital management initiatives, including the availability of capital to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in the method for determining the London Inter-bank Offered Rate (“LIBOR”) and the replacement of LIBOR with alternative benchmark rates; changes in capital models promulgated by, or changes in policies and practices of, one or more rating agencies applicable to Aspen; changes in general economic conditions including, but not limited to, the effects of the ongoing COVID-19 pandemic and the Russia/Ukraine conflict, including inflation, deflation, stagnation, foreign currency exchange rates, interest rates, supply chain considerations and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ and reinsurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from clients, cedants and loss adjusters, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on perils or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the ability of reinsurers, managing general agents, third party administrators and other entities or persons to meet their obligations to Aspen; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; statutory, case law or regulatory developments, including as to tax policy and insurance and reinsurance statutory or regulatory matters that would affect Bermuda-domiciled groups and Bermuda-based insurers and reinsurers and tax laws applicable to Aspen or certain of its subsidiaries or internal and external stakeholders, including, but not limited to, guidance issued in connection with US federal income tax laws, the possible implementation of the Organization for Economic Cooperation and Development (“OECD”) Pillar I and Pillar II initiative; the impact of tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii) that the costs associated with such tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; central bank intervention in the financial markets, trade wars or other protectionist measures relating to international trade arrangements, adverse geopolitical events, domestic political upheavals or other developments that adversely impact global economic conditions; failure of our hedging arrangements to be effective; increased counterparty risk due to the credit impairment of financial institutions; our ability to realize amounts on sales of securities on our balance sheet equivalent to their values recorded for accounting purposes; heightened volatility and/or disruption in global capital and credit markets; and Aspen or certain of its Bermuda affiliates becoming subject to income taxes in a jurisdiction outside of Bermuda.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

The foregoing review of cautionary factors should not be construed as exhaustive; for a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2021, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures.” Management believes these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the adverse development cover (“ADC”)/ loss portfolio transfer (“LPT”) contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes the cost of the LPT contract with Enstar that closed in the second quarter of 2022, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses and income.
Aspen excludes the items above from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to prevailing investment market (interest rate) movements. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Six Months Ended
(in US$ millions except where stated)	June 30, 2022	June 30, 2021

Net income available to ordinary shareholders	$26.2	$65.2
Add (deduct) after tax items
Change in deferred gain on retroactive reinsurance contracts, net of the cost of the LPT	(25.9)	—
Net foreign exchange losses/(gains)	9.7	(7.5)
Net realized and unrealized investment losses/(gains)	126.4	(3.0)
Non-operating expenses	3.6	10.4
Tax (expense)/benefit on non-operating income	(10.0)	1.6
Operating income	$130.0	$66.7

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

Loss ratio is a non-GAAP financial measure. Loss ratio is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) as a percentage of net earned premiums.

Combined ratio is the sum of the loss ratio and general and administrative expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of amortization and deferred policy acquisition costs and general and administrative expenses, by net earned premiums.

Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net premiums earned rather than net premiums written in the denominator when calculating the acquisition expense and the general and administrative expense ratios.

Operating return on average equity is calculated by taking the operating income/(loss) after tax, less dividends paid on preference shares and divided by average equity.

	As at June 30, 2022	As at June 30, 2021
	($ in millions)
Total shareholders’ equity	$2,469.0	$2,774.8
Preference shares less issue expenses	(753.5)	(753.5)
Average adjustment	167.3	101.5
Average equity	$1,882.8	$2,122.8

Operating Income	$130.0	$66.7

Operating income return on average equity	13.8%	6.2%